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                               February 28, 2022

       Jesse Lynn, Esq.
       General Counsel
       Icahn Enterprises L.P.
       16690 Collins Ave., PH-1
       Sunny Isles Beach, FL 33160

                                                        Re: Southwest Gas
Holdings, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A filed by Carl C. Icahn, Icahn
                                                            Partners LP, Icahn
Partners Master Fund LP, et al.
                                                            Filed on February
15, 2022
                                                            File No. 001-37976

       Dear Mr. Lynn:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed February 15, 2022

       Letter to Stockholders, page i

   1.                                                   Disclosure indicates
that    [a]lthough it is believed the closing of the Icahn tender offer has been structured to not
require governmental or regulatory approvals, consents, clearances or waivers, in the
event it is determined that such regulatory approvals are required to close the Icahn tender
offer prior to the Annual Meeting, then it may be necessary for the
                                                        Icahn Nominees not to
be seated on the Board until such time as the applicable approvals, consents, clearances or
waivers have been obtained.    Please revise the disclosure to
                                                        provide a complete
discussion of the regulatory approvals required, whether IEP Utility has filed applications
for such regulatory approvals or has engaged in any discussions with the relevant regulatory
authorities regarding the Trust structure, the status of such applications as of the
most recent practicable date and when the Participants plan to disclose whether the
Icahn Slate will be permitted to be elected to the Board. Please also
 Jesse Lynn, Esq.
FirstName  LastNameJesse  Lynn, Esq.
Icahn Enterprises L.P.
Comapany28,
February   NameIcahn
             2022      Enterprises L.P.
February
Page  2 28, 2022 Page 2
FirstName LastName
         supplement the disclosure to provide support for the belief that the closing of the Icahn tender offer has been structured to not require governmental or regulatory approvals, consents, etc.
Background of the Solicitation, page 4

2. Page 7 indicates that on January 17, 2022, the Company corresponded with the office of
         Mr. Icahn indicating that it intended to shortly issue letters to each of the Icahn Nominees requesting an interview. Please revise this paragraph to disclose, if true, that the Company invited each of the Icahn Nominees to be interviewed by members of the Nominating and
         Corporate Governance Committee of the Board. Please also disclose whether the Icahn
         Nominees have responded to such invitation.
Nominee Agreements, page 17

3.       Disclosure here references the payment of    certain fees    to Icahn
Nominees    in certain
         circumstances.    Please revise to explain in greater detail these
fees and circumstances.
Proposal 2: Resolution to Call a Special Meeting, page 19

4. With a view towards improved disclosure, please advise how Proposals 1 and 2, if approved, would be implemented in the event the Participants determine that governmental or regulatory approvals, consents, clearances or waivers are required. For example, explain how, following approval of Proposals 1 and 2, the Icahn Nominees would not be seated on the Board until such time as the applicable approvals, consents, clearances or waivers have been obtained and how, if true, the incumbent directors would continue to serve following the election of the Icahn Nominees at the Annual Meeting.
         Please advise whether, under the Company   s organizational documents
and Delaware
         General Corporation Law, stockholders can use a special meeting to elect a new board of directors without first removing the incumbent board.
5. Disclosure states that Proposal 2, if approved, would require that the Board put forth at
         such special meeting    any matters that may be required    to provide
for the election of the
         Icahn Nominees following the satisfaction of the regulatory approvals. Please revise the disclosure to describe such matters and why the Participants believe such matters would
         be legal under the Company   s organizational documents and Delaware
General
         Corporation Law.
6.       It is our understanding that the Company   s charter states that only
the Board, and not
         stockholders, can fill vacancies created by the removal of a director. If true, please advise, with a view towards revised disclosure, how such vacancies could be filled by stockholders.
7.       It is our understanding that the Company   s bylaws require that a
definite    time    be stated
         for the proposed special meeting. Please advise, with a view towards revised disclosure,
         how Proposal 2   s statement that the special meeting will be held
no later than 45 days
 Jesse Lynn, Esq.
FirstName  LastNameJesse  Lynn, Esq.
Icahn Enterprises L.P.
Comapany28,
February   NameIcahn
             2022      Enterprises L.P.
February
Page  3 28, 2022 Page 3
FirstName LastName
         following the date of receipt of all required governmental or
regulatory approvals    is
         consistent with such bylaws.
8.       It is our understanding that the Company   s bylaws require that a
petition to call a special
         meeting of stockholders be in writing, be signed by the person or persons making the
         petition and be delivered to the Company   s secretary. Please advise
how Proposal 2
         would satisfy any of these requirements.
9. Please provide an update regarding recent litigation between the Company and the
         Participants regarding the legality of Proposal 2. If the court were to determine that
         Proposal 2 may not be considered at the 2022 Annual Meeting, please describe, with a view towards revised disclosure, the consequences if, as of the date of the Annual
         Meeting, the required regulatory approvals had not been obtained. For example and so that stockholders can make a fully informed voting decision, please advise, with a view towards improved disclosure, what would happen to stockholders proxies in such a scenario and whether IEP Utility would continue to condition the tender offer on the election of a majority of the Icahn slate.
Where can I find additional information?, page 30

10. Please advise us if the Participants anticipate distributing their proxy statement before the registrant distributes its proxy statement. Given that reliance on Exchange Act Rule 14a-
         5(c) is impermissible at any time before the registrant distributes its proxy statement, the
         Participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures. Please confirm the Participants understand their obligation to subsequently provide any omitted information in a supplement in order to mitigate that risk to the extent it arises in the context of this solicitation.
General

11. Disclosure regarding the potential consequences of a successful consummation of the tender offer, including the possibility of significant ownership of Shares by various Trusts described in Amendment No. 14 to Schedule TO filed on January 26, 2022, appears necessary for Company stockholders to make a reasonably informed voting decision.
         Please supplement the proxy statement to disclose information similar to that found in
         Amendment No. 14, including information regarding the Trusts, the Trust structure, the identity and qualifications of the independent third-party trustee(s) and details regarding
         such trustee   s appointment and compensation. If no independent
third-party trustee(s) has
         been or will have been selected prior to the Annual Meeting please describe the process by which IEP Utility will select such trustee(s).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jesse Lynn, Esq.
Icahn Enterprises L.P.
February 28, 2022
Page 4

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                          Sincerely,
FirstName LastNameJesse Lynn, Esq.
                                                          Division of
Corporation Finance
Comapany NameIcahn Enterprises L.P.
                                                          Office of Mergers &
Acquisitions
February 28, 2022 Page 4
cc:       Todd E. Mason
FirstName LastName